AB 6/3

SEC Mail Processing Section
MAY 30 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40330

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/12 AND ENDING 03/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MC ASSET MANAGEMENT AMERICAS, LTD.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 THIRD AVENUE, 2ND FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ICHIRO MIYOSHI 212-605-3511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CD 6/3/13

CD 6/10/13

OATH OR AFFIRMATION

I, ICHIRO MIYOSHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MC ASSET MANAGEMENT AMERICAS, LTD., as of MARCH 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


APRIL MAGHAKIAN
Notary Public - State of New York
NO. 01MA6175878
Qualified in Bronx County
My Commission Expires 10/22/2015

Signature

PRESIDENT & CEO
Title

5/28/13
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of Mitsubishi International Corporation)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

March 31, 2013
With Independent Auditor's Report and

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

The report accompanying this statement of financial condition was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO®

CONTENTS

	Page(s)
Independent Auditor's Report	3 - 4
Financial Statements:	
Statement of Financial Condition	5
Notes to Statement of Financial Condition	6 - 10
Supplementary Information:	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13-14



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
MC Asset Management Americas, Ltd.
New York, New York

We have audited the accompanying statement of financial condition of MC Asset Management Americas, Ltd. (the "Company") as of March 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company at March 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

May 28, 2013

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of Mitsubishi International Corporation)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2013

Assets

Cash and cash equivalents	$	2,731,673
Receivables from affiliates		2,800,579
Accounts receivable		990
Property, equipment and leasehold improvements, net		295,103
Deferred income taxes		38,963
Other assets		324,490
Total assets	$	6,191,798

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	321,825
Payables to affiliates		948,673
Total liabilities		1,270,498
Commitments and contingencies		
Stockholder's equity:		
Common stock, par value $10,000 per share (500 shares authorized, 206 shares issued and outstanding)		2,060,000
Additional paid-in-capital		1,237,152
Retained earnings		1,624,148
Total stockholder's equity		4,921,300
Total liabilities and stockholder's equity	$	6,191,798

The accompanying notes are an integral part of this financial statement.

Note 1 – Organization and nature of business

MC Asset Management Americas, Ltd. (the "Company"), which changed its name from MC Financial Services Ltd. in February, 2013, .is a wholly owned subsidiary of Mitsubishi International Corporation ("MIC"), a U.S. Corporation, which is a wholly owned subsidiary of Mitsubishi Corporation (Americas) ("MCA"), a U.S. Corporation which is a wholly owned subsidiary of Mitsubishi Corporation ("MC"), Tokyo, Japan. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of Financial Industry Regulatory Authority. The Company is organized to provide investment banking, merger and acquisition advice to affiliated companies and clients and acts as fund manager for alternative investment portfolios.

Note 2 – Significant accounting policies

Basis of accounting and use of estimates

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices, which require management to make estimates that affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents

The Company includes in cash and cash equivalents highly liquid time deposits with maturities of 90 days or less. The Company maintains all its cash balances at a major financial institution. Accounts at the institution are not insured by the Federal Deposit Insurance Corporation.

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Property and equipment are depreciated over their estimated useful lives of three to five years, and leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease.

Note 2 – Significant accounting policies (cont'd)

Income taxes

The Company accounts for income taxes in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740-10, *Income Taxes*. Federal, state and local income taxes have been calculated on a separate company basis. For the year ended March 31, 2013, MCA will file a consolidated federal income tax return which includes the Company. The Company files separate state and local income tax returns except for the state of Illinois which is included in the affiliated group combined state tax filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC Topic 740-10. Under that guidance, the Company assesses the likelihood, based on technical merits that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. See Note 6 for additional information.

Fair value of financial instruments

Financial instruments on the Company's statement of financial condition are carried at fair value or amounts which approximate fair value.

Note 3 - Related party transactions

At March 31, 2013, receivables from affiliates included loans receivable totaling $1,512,741 and receivables primarily relating to billings for management and consulting fees. Payables to affiliates, which were comprised of reimbursements for expenses and estimated federal income tax expense, totaled $948,674.

See Note 8 for lease disclosure.

Note 4 - Property, equipment and leasehold improvements

Property, equipment and leasehold improvements at March 31, 2013 are as follows:

Leasehold improvements	$	493,770
Office equipment		63,281
Furniture and fixtures		25,188
		582,239
Less: accumulated depreciation and amortization		(287,136)
Property, equipment, and leasehold improvements, net	$	869,375

Note 5 – Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at March 31, 2013.

Note 6 - Income taxes

For the year ended March 31, 2013, MCA will file a consolidated federal income tax return which includes the results of the Company. MIC has been appointed as MCA's agent to pay the income tax liability of the group. Included in payable to affiliates at March 31, 2013, is a balance owing for federal income taxes of $890,873. The Company had prepaid income taxes of $131,283 which is included in other assets on the statement of financial condition.

Deferred taxes relate to differences in computing depreciation for book and tax purposes.

The Company had no gross unrecognized tax benefits as of March 31, 2013.

The Company is under examination by United States federal income tax authorities for the fiscal years ended March 31, 2010, 2009, 2008, 2007 and December 31, 2006 and no longer subject to state and local income tax examinations by tax authorities for years before March 31, 2010.

Note 7 – Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair values due to the short-term nature of these items.

Note 8 –Commitments and contingencies

The Company is a party to a sub-lease terminating May 30, 2022 with MIC for its office space. The lease agreement includes escalation clauses based on the operating cost of the building. The lease agreement has an option to cancel the lease as of May 31, 2014 effective upon terms and conditions listed in the agreement

Future minimum rental commitments are as follows:

Year ending March 31:	
2014	$ 214,944
2015	214,944
2016	214,944
2017	214,944
2018	214,944
Thereafter	895,600
	$ 1,970,320

Note 9 – Guarantees and indemnifications

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at March 31, 2013.

Note 10 - Net capital requirements

The Company is subject to the Uniform Net Capital Requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2013, the Company had net capital of $1,461,175 which was $1,361,175 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .87 to 1.

Note 11 – Subsequent events

The Company has performed an evaluation of subsequent events through the date the Company issued this statement of financial condition.

Effective March 31, 2013, certain management, advisory, consulting and corporate service agreements with affiliated companies were terminated and amended. Certain other agreements will be terminated effective June 30, 2013.

SUPPLEMENTARY INFORMATION

SCHEDULE I

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of Mitsubishi International Corporation)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2013

Total stockholder's equity		$ 4,921,300
Less non-allowable assets:		
Receivables:		
Receivables from affiliates	2,800,579	
Receivables from non-customers	990	
Property, equipment, and leasehold improvements, net	295,103	
Deferred income taxes	38,963	
Other assets	324,490	3,460,125
Net capital		$ 1,461,175
Aggregate indebtedness		$ 1,270,498
Minimum net capital required (greater of $100,000 or 6.67% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 1,361,175
Ratio: Aggregate indebtedness to net capital		.87 to 1

Statement Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934

A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 as of March 31, 2013 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

SCHEDULE II

MC ASSET MANAGEMENT AMERICAS, LTD.
(A Wholly-Owned Subsidiary of Mitsubishi International Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF MARCH 31, 2013

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
MC Asset Management Americas, Ltd.
New York, New York

In planning and performing our audit of the financial statements of MC Asset Management Americas, Ltd. (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

March 28, 2013